

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 29, 2015

<u>Via Email</u>
Christopher Weber
Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, TX 77046

    Re: **Parker Drilling Company**
           Form 10-K for Fiscal Year Ended December 31, 2014
           Filed February 25, 2015
           Form 10-Q for Fiscal Quarter Ended September 30, 2015
           Filed November 4, 2015
           Form 8-K filed November 4, 2015
           File No. 001-07573

Dear Mr. Weber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

1.   Remarks attributed to members of management from your quarterly earnings conference call include reference to the backlog associated with your drilling service business. However, it does not appear that you have disclosed the dollar amount of backlog orders believed to be firm in your Form 10-K. Please revise your disclosure or tell us why disclosure is not required to comply with Item 101(C)(1)(viii) of Regulation S-K.

Results of Operations, page 24

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013, page 24

2.   Please revise the analysis of your operating results to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Refer to Item 303(a)(3) of Regulation S-K and section III.B. of SEC Release No. 33-8350.

Income Tax Expense, page 28

3.   Please provide expanded disclosure regarding the amount of income tax expense recognized during the period. For example, the explanation currently provided makes reference to the effect of tax rates in foreign jurisdictions and the relative amounts of income earned in those jurisdictions, but does not appear to provide sufficient disclosure that would enable an investor to adequately understand the impact of foreign taxes. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity, page 36

4.   Disclosure in your filing states that unremitted earnings of your foreign subsidiaries are deemed to be permanently reinvested. Please revise your statement regarding the amount of cash and cash equivalents on hand to quantify the dollar amount held outside of the U.S. at period end.

Notes to the Consolidated Financial Statements

Note 12 – Reportable Segments, page 65

5.   Please revise to disclose revenues from external customers for each product and service or each group of similar products and services. As part of your response, describe the similarities and differences between products and services presented as a group. Refer to FASB ASC 280-10-50-40.

6.   Please tell us in more detail about the drivers behind the change to your reportable segments effective in the first quarter of 2015. In addition, with a view toward future disclosure, describe the factors used to identify your reportable segments, address your current internal organizational structure, and identify the types of products and services from which each reportable segment derives its revenues. Refer to FASB ASC 280-10-50-21 and 280-10-50-32.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Notes to the Unaudited Consolidated Condensed Financial Statements

Note 4 – Property, Plant and Equipment, page 11

7.   Disclosure in your filing states that you performed a recoverability test for your long-lived assets during the quarterly period ended September 30, 2015 and determined that the current carrying values of your asset groups are fully recoverable through future estimated cash flows. Please tell us more about the results of your recoverability test. For example, describe the assumptions related to future drilling contracts especially as it relates to rigs not currently under contract. In this connection, we note your statement that the utilization and pricing of your drilling rigs has been adversely impacted by a reduction in capital and operating expenditures by your customers and that the utilization rate of rigs available for service declined from 71% for the three months ended September 30, 2014 to 57% for the three months ended September 30, 2015. Refer to FASB ASC 360-10-35.

Note 9 – Income Tax Benefit/Expense, page 14

8.   We note that you recognized a valuation allowance of $36.6 million during the period ended September 30, 2015 primarily on U.S. foreign tax credits and certain foreign net operating losses. Disclosure in your filing states that this valuation allowance was established based on the weight of available evidence including results of recent and current operations and your estimates of future taxable income or loss by jurisdiction in which you operate. Please provide us with additional information regarding the analysis that led you to conclude that a valuation allowance was needed for these particular types of deferred tax assets. As part of your response, describe your assessment of the realizability of deferred tax assets related to your U.S. federal income taxes. Refer to FASB ASC 740-10-30.

Form 8-K filed November 4, 2015

9.   The non-GAAP measure "adjusted EBITDA" presented as part of the press release announcing the results of your operations for the quarter ended September 30, 2015 includes adjustments described as "non-routine." However, it appears that many of these adjustments recur in multiple periods for which this non-GAAP measure is presented. Please revise your disclosure as the identification of these adjustments as "non-routine" does not appear to be appropriate.

10.   Disclosure of per share data on your website appears to include a number of per share measures. Please tell us how you considered the guidance pursuant to Items 100(a) and 100(b) of Regulation G with regard to the presentation of measures such as cash flow per share on your website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources